FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of November, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, BC  V7A 5J7

Attachments:

1.

News Release dated November 14, 2005

2.

Interim Consolidated Financial Statements Nine Months Ended September 30, 2005

3.

Management’s Discussion and Analysis

4.

Certificate of Interim Filing During Transition Period – CEO

5.

Certificate of Interim Filing During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  November 14, 2005

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 11300 No. 5 Road Richmond, BC V7A 5J7 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2005 Third Quarter Results

RICHMOND, BRITISH COLUMBIA – November 14, 2005 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced third quarter 2005 net loss of $3.8 million, or $0.16 per basic share, compared to a net earnings of $252,000, or $0.01 per basic share, in the quarter ended September 30, 2004.

Revenue rose to $4.5 million in the 2005 third quarter from $2.7 million in the corresponding period last year.

Gross profit margin was 5% of sales revenue in the 2005 third quarter compared to 36% in the same period last year.

“Ginseng buyers are hesitant to buy root and reluctant to carry inventory due to root prices remaining volatile,” said William Zen, Chairman and Chief Executive Officer. “In order to stimulate sales Chai-Na-Ta realized an average selling price of $10 per pound in the first nine months of 2005, a decrease of 58% over the average price for the same period last year.”

The Company took a further write-down on inventory of $2.9 million in the 2005 third quarter to reduce the carrying value to its estimated net realizable value.

“In light of the continued province-wide rust problem and the downward price pressure on ginseng grown in British Columbia, Chai-Na-Ta has decided to stop planting in British Columbia in 2006 and thereafter and close its operations after the final harvest in 2008.” Mr. Zen said.

The Company recorded a write-down on current ginseng crops of $2.5 million to reduce the carrying costs to its estimated net realizable value.

Selling, general and administrative expenses improved to 0.3 million in the quarter ended September 30, 2005, compared to $0.5 million in the same period last year.

In the nine months ended September 30, 2005, revenue fell to $4.9 million from $6.3 million in the same period last year. Gross profit margin dropped to 4% of sales revenue in the nine months ended September 30, 2005 from 41% in the first nine months of 2004.

Net loss in the first nine months of 2005 were $5.5 million, or $0.23 per basic share, compared to net earnings of $0.7 million, or $0.03 per basic share in the corresponding 2004 period. The net loss in 2005 resulted mainly from the write-downs of inventory and crop costs and lower sales volume in the nine months ended September 30, 2005 compared to the same period last year.

The cash deficit from operations was $2.0 million for the nine months ended September 30, 2005 compared to a deficit of $0.3 million in the comparable 2004 period. “The increase in deficit resulted mainly from lower revenue period over period. Notwithstanding this challenge, we are confident that our ability to generate cash in the short term through the sale of inventory and the financial support of our principal shareholder will be sufficient to finance the Company’s operations,” said Mr. Zen.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements

Nine months ended September 30, 2005

(Unaudited – Prepared by Management)

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Unaudited)

In thousands of Canadian dollars	September 30 2005	December 31 2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	262	89
Accounts receivable and other receivables	126	187
Inventory (Note 8)	2,613	10,922
Ginseng crops (Note 8)	6,834	7,693
Prepaid expenses and other assets Assets held for sale (Note 9)	60 871	103 -
	10,766	18,994
Ginseng crops	18,316	13,176
Property, plant and equipment Future income tax asset	7,655 603	9,171 -
	37,340	41,341
LIABILITIES
Current liabilities
Bank indebtedness (Note 3)	6,491	6,932
Short-term borrowings (Note 4)	1,503	-
Accounts payable and accrued liabilities	1,290	496
Customer deposits	130	-
Current portion of long-term debt	683	129
	10,097	7,557
Long-term debt	1,154	279
Future income tax liability	-	2,233
	11,251	10,069
SHAREHOLDERS’ EQUITY
Share capital (Note 6)	38,246	38,246
Contributed surplus	338	338
Cumulative translation adjustments	357	12
Deficit	(12,852)	(7,324)
	26,089	31,272
	37,340	41,341

On behalf of the Board:

“William Zen”

“Steven Hsieh”

William Zen

Steven T.M. Hsieh

Director

Director

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

(Unaudited)

	Three months ended		Nine months ended
in thousands of Canadian dollars	September 30 2005	September 30 2004	September 30 2005	September 30 2004
	$	$	$	$
Balance, beginning of period	(9,019)	(6,917)	(7,324)	(7,046)
Change in accounting policy for stock
based compensation (Note 1b)	-	-	-	(359)
Net (loss) earnings for the period	(3,833)	252	(5,528)	740
Balance, end of period	(12,852)	(6,665)	(12,852)	(6,665)

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

CHAI-NA-TA CORP.

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Nine months ended
in thousands of Canadian dollars (except per share amounts)	September 30 2005	September 30 2004	September 30 2005	September 30 2004
	$	$	$	$
Revenue	4,485	2,682	4,914	6,346
Cost of goods sold	4,240	1,729	4,707	3,769
	245	953	207	2,577

Selling, general and administrative expenses	296	516	1,091	1,359
Interest on short-term debt Interest on long-term debt	87 25	28 -	258 25	42 -
Write-down of inventory and crop costs (Note 8) Write-down of assets held for sale (Note 9)	5,529 136	- -	6,779 136	- -
	6,073	544	8,289	1,401
Operating (loss) income	(5,828)	409	(8,082)	1,176

Other (loss) income	(22)	26	(282)	9
(Loss) Income before taxes	(5,850)	435	(8,364)	1,185
Provision for (recovery of) income taxes	(2,017)	183	(2,836)	445

NET (LOSS) EARNINGS FOR THE PERIOD	(3,833)	252	(5,528)	740

Basic (loss) earnings per share	$(0.16)	$(0.01)	$(0.23)	$0.03
Diluted (loss) earnings per share	$(0.16)	$(0.01)	$(0.23)	$0.02

Weighted average number of shares
used to calculate basic (loss) earnings
per share	24,299,008	24,299,008	24,299,008	24,288,063

Weighted average number of shares
used to calculate diluted (loss) earnings
per share	24,299,008	34,778,136	24,299,008	34,826,693

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
in thousands of Canadian dollars	September 30 2005	September 30 2004	September 30 2005	September 30 2004
	$	$	$	$
OPERATING ACTIVITIES
Net (loss) earnings	(3,833)	252	(5,528)	740
Items included in net (loss) earnings not affecting cash (Note 10(a))	7,810	2,353	8,913	4,742
Changes in non-cash operating assets and liabilities (Note 10(b))	(2,802)	(136)	(493)	803
Changes in non-current cash crop costs	(1,878)	(3,430)	(4.900)	(6,536)
	(703)	(961)	(2,008)	(251)
FINANCIAL ACTIVITIES
Bank indebtedness	132	2,140	(441)	2,270
Short-term borrowings	-	-	1,565	-
Long-term borrowings	-	-	1,500	-
Repayment of long-term debt	(141)	(11)	(280)	(42)
Issuance of shares for cash	-	-	-	25
	(9)	2,129	2,344	2,253
INVESTING ACTIVITY
Purchase of property, plant and equipment	(30)	(1,192)	(152)	(2,689)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(8)	(38)	(11)	(19)
NET (DECREASE ) INCREASE IN CASH AND	(750)	(62)	173	(706)
CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	1,012	(138)	89	506
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	262	(200)	262	(200)
Represented by:
Cash	262	652	262	652
Bank overdraft	-	(852)	-	(852)
	262	(200)	262	(200)

Supplemental information Note 10(c)

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

1.

Summary of significant accounting policies

a)

Basis of presentation and going concern

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a going concern basis which contemplates the realization of assets and the discharge of liabilities at their carrying values in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continuing support of its major shareholder and creditors.  These interim consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2004.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2005.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements.

b)

Stock-based compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of options granted since January 1, 2002 have been reflected as at January 1, 2004 as an adjustment to opening deficit of $359,000 on the statement of deficit.  Previously, compensation expense related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements.  The fair value of all future stock-based compensation will be amortized directly to the statement of operations over the vesting period of the stock options.

There was no stock-based compensation expense recognized for the nine month periods ended September 30, 2005 and 2004.

c)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies.  Actual results may differ from those estimates.

2.

(Loss) earnings per common share

Basic (loss) earnings per share is computed by dividing the net (loss) earnings available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted (loss) earnings per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

(in thousands except per share amounts) Three months ended	Net (loss) earnings (numerator)	Number of shares (denominator)	(Loss) earnings per share
	$		$
September 30, 2005
Basic	(3,833)	24,299	(0.16)
Effect of common share equivalents:
Preferred shares	-	-	-
Stock options	-	-	-
Diluted	(3,833)	24,299	(0.16)

September 30, 2004
Basic	252	24,299	0.01
Effect of common share equivalents:
Preferred shares	-	10,399	(0.00)
Stock options	-	80	(0.00)
Diluted	252	34,778	0.01

(in thousands except per share amounts) Nine months ended	Net (loss) earnings (numerator)	Number of shares (denominator)	(Loss) earnings per share
	$		$
September 30, 2005
Basic	(5,528)	24,299	(0.23)
Effect of common share equivalents:
Preferred shares	-	-	-
Stock options	-	-	-
Diluted	(5,528)	24,299	(0.23)

September 30, 2004
Basic	740	24,288	0.03
Effect of common share equivalents:
Preferred shares	-	10,399	(0.01)
Stock options	-	140	(0.00)
Diluted	740	34,827	0.02

At September 30, 2005 there were 10,399,149 convertible preferred shares and 460,400 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share for both the three month and nine month periods ended September 30, 2005 because the effects would have been anti-dilutive.

3.

Bank indebtedness

The Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank.  As at September 30, 2005, the Company had drawn $6,160,000 against the operating loan.

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended June 30, 2005

4.

Short-term borrowings

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a fellow subsidiary.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) as quoted by the lender.  For the nine  months ended September 30, 2005, the Company has incurred C$39,000 of interest on this debt which has been included in interest on short-term debt on the statement of operations.  The interest includes C$20,000 that has been paid and C$19,000 that has been accrued.  The company has fully drawn the loan facility which is due April 4, 2006.

5.

Long-term debt

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 0.5% per annum.  The loan is repayable in monthly installments of $41,700 plus interest and is secured by specific property of the Company.  As at September 30, 2005, $1,333,200 is outstanding of which $500,400 will become due within the next twelve months.  For the nine months ended September 30, 2005, the Company incurred $25,000 of interest which has been included in interest on long-term debt on the statement of operations.

Also included in long-term debt are equipment purchase loan agreements at interest rates of up to 6.9% per annum.  The loans are repayable in installments maturing in various amounts to July 25, 2009 and are secured by specific assets of the Company.  As of September 30, 2005, $504,000 is outstanding of which $183,000 will become due in the next twelve months.

6. Share capital
In thousands	Number of Shares	Amount
		$
Common Shares
Balance as at December 31, 2004 and September 30, 2005	24,299	31,170

Preferred Shares
Balance as at December 31, 2004 and September 30, 2005	10,399	7,076
		38,246

7.

Stock options

Options to purchase 460,400 shares are outstanding and exercisable as at September 30, 2005 as follows:

			Exercise
	Number	Number	price	Contractual
	outstanding	exercisable	($/share)	life in years

Granted in 2003	460,400	460,400	0.73	3.21

Information regarding the Company’s stock options as at September 30, 2005 is summarized as follows:

		Exercise
	Number of	price range
	Shares	($/share)

Outstanding and exercisable as at December 31, 2004	545,100	$0.68 - 0.73
Expired	(84,700)	0.68 - 0.73
Outstanding and exercisable as at September 30, 2005	460,400	$0.73

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

8.

Write-down of inventory and crop costs

Due to the continued decline in ginseng prices, the Company recorded a write-down on inventory of $1,139,000 during the three month period ended June 30, 2005 and a further write-down of $2,898,000 during the three month period ended September 30, 2005 to reduce the carrying value of the inventory to its estimated net realizable value.  The net realizable value of the inventory as at September 30, 2005 was determined using the most recent sales of similar products and by current market information obtained by the sales staff of the Company.

Similarly, the Company recorded a provision on current ginseng crops of $2,500,000 during the three month period ended September 20, 2005 to reduce the carrying value of the current ginseng crops to their estimated net realizable value.  The net realizable value of the current ginseng crops was determined by estimating the expected yield, quality and market price of the ginseng roots that will be harvested in the fourth quarter of 2005 as well as determining the expected total costs of the harvest using the accumulated costs up to September 30, 2005 and the expected costs to harvest those crops in the fourth quarter of 2005.

The Company recorded a provision on crop costs of $111,000 during the three month period ended March 31, 2005 and a further provision of $102,000 during the three month period ended September 30, 2005.  These provisions were for costs incurred and committed to on sites in B.C. that the Company decided not to plant in 2005.

The Company recorded a write-off on raw materials of its value-added products of $29,000 during the three month period ended September 30, 2005.

9.

Write-down of assets held for sale

To improve short-term cash flows, the Company has entered into an agreement to sell the corporate head office for $908,000 with an expected completion date of January 16, 2006 subject to the removal of certain conditions.  The Company recorded a write-down of $136,000 during the three month period ended September 30, 2005 to reduce the carrying value of the head office site to its estimated net realizable value.  The land, building and fixtures of the head office have been reclassified as assets held for sale.

10.

Cash flow  information

a)

Items included in net (loss) earnings not affecting cash

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
	$	$
Depreciation and amortization	14	14
Cost of ginseng crops sold	4,145	2,156
Foreign exchange loss	3	-
Write-down of inventory and crop costs	5,529	-
Write-down of assets held for sale	136	-
Future income taxes	(2,017)	183
	7,810	2,353

		Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
	$	$
Depreciation and amortization	42	37
Gain on disposal of property, plant and equipment	(8)	-
Cost of ginseng crops sold	4,513	4,260
Foreign exchange loss	287	-
Write-down of inventory and crop costs Write-down of assets held for sale	6,779 136	- -
Future income taxes	(2,836)	445
	8,913	4,742

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

b)     Changes in non-cash operating assets and liabilities

		Three months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
	$	$
Accounts receivable and other receivables	(79)	639
Inventory	(79)	(442)
Ginseng crops	(611)	196
Prepaid expenses and other assets	13	49
Accounts payable and accrued liabilities	128	(43)
Customer deposits	(2,174)	(535)
	(2,802)	(136)

		Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
	$	$
Accounts receivable and other receivables	58	2,134
Inventory	(51)	(1,048)
Ginseng crops	(1,474)	(599)
Prepaid expenses and other assets	43	(49)
Accounts payable and accrued liabilities	801	349
Customer deposits	130	16
	(493)	803

c)     Supplemental cash flow information

		Three months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
	$	$
Other cash flows:
Interest paid	105	29

Non-cash investing and financing activities:
Property, plant and equipment purchases financed through
equipment purchase loan agreements	-	170

		Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
	$	$
Other cash flows:
Interest paid	273	49

Non-cash investing and financing activities:
Property, plant and equipment purchases financed through
equipment purchase loan agreements	209	275

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

11.    Segmented Information

The Company operates in one industry segment and two geographic regions.

		Three months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
External revenue from operations located in:	$	$
Canada	463	456
Far East	4,022	2,226
	4,485	2,682
Intersegment revenue from operations located in:	$	$
Canada	4,314	3,009
Far East	-	-
	4,314	3,009
Net (loss) earnings from operations located in:	$	$
Canada	(3,600)	260
Far East	(233)	(8)
	(3,833)	252

		Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2005	2004
External revenue from operations located in:	$	$
Canada	881	592
Far East	4,033	5,754
	4,914	6,346
Intersegment revenue from operations located in:	$	$
Canada	5,074	7,116
Far East	-	-
	5,074	7,116
Net (loss) earnings from operations located in:	$	$
Canada	(5,203)	652
Far East	(325)	88
	(5,528)	740

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	September 30	September 30
Canadian dollars	2005	2004
Long-lived assets from operations located in:	$	$
Canada	26,840	27,921
Far East	2	2
	26,842	27,923

Chai-Na-Ta Corp.

Third Quarter Report

For the period ended September 30, 2005

Major customers:

For the three months ended September 30, 2005,  revenue consisted of sales primarily to two customers which accounted for $2,113,602 and $1,903,578, respectively,  from the Far East geographic region (September 30, 2004 -  two customers which accounted for $1,615,600 and $430,900, respectively, from the Far East geographic region, and one customer which accounted for $412,500 from the Canadian geographic region).

For the nine months ended September 30, 2005, revenue consisted of sales primarily to two customers which accounted for $2,113,602 and $1,903,578,  respectively, from the Far East geographic region (September 30, 2004 -  three customers which accounted for $3,026,800, $1,579,200 and $877,021,  respectively, from the Far East geographic region).

12.  Commitments and guarantees

a)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of September 30, 2005.

b)

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  Accordingly, while the outcome cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

13.

Comparative figures

Certain figures of the prior period have been reclassified to conform with the financial statement presentation adopted in the current period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2005

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of November 14, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements as at September 30, 2005 and for the nine month periods ended September 30, 2005 and 2004 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles.  The discussion and analysis should also be read in conjunction with the 2004 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng.  Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products.  The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia (B.C.).  Due to the continued rusty root problem and the downward price pressure of ginseng grown in B.C., the Company decided to stop planting in B.C. in 2006 and thereafter and to close its B.C. operations after the final harvest in 2008.  The Company’s wholly-owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China and Hong Kong.

Ginseng buyers remain hesitant to buy root and resistant to carrying inventory due to concerns about currency fluctuations but with the 2005 harvest approaching the Company decided to sell its previously held inventory despite prices being lower than anticipated.  The Company recorded revenue of $4.9 million for the nine months ended September 30, 2005 of which $4.5 million occurred in the third quarter.

In addition to the write-down on inventory of $1.1 million in the second quarter of 2005, the Company recorded a write-down on inventory of $2.9 million during the three months ended September 30, 2005.  These write-downs reduced the carrying value of inventory to its estimated net realizable value which was determined using the most recent sales of similar products and by current market information.

During the three months ended September 30, 2005, the Company recorded a write-down on current ginseng crops of $2.5 million to reduce the carrying value of the current ginseng crops to their estimated net realizable value.  The estimated net realizable value of the current ginseng crops was determined by estimating the expected yield, quality, market price and total costs to harvest those crops in the fourth quarter of 2005.  A further review will be carried out once the harvest is completed and the prices for the 2005 harvest are known.

The Company had previously decided not to plant in B.C. in 2005 due to the province-wide rust problem and the downward price pressure of ginseng grown in that region.  This decision caused the Company to record a provision on crop costs of $111,000 in the first quarter of 2005.  During the three months ended September 30, 2005, the Company decided to stop planting in B.C. in 2006 and thereafter.  As a result of this decision, the Company recorded a further provision of $102,000 for a site that was being considered for a future planting in B.C.

During the three months ended September 30, 2005, the Company also decided to discontinue developing its value-added products.  Because of this decision, the Company recorded a write-down of $29,000 on raw materials that were to be used in the production of items that are now discontinued.

The Company has entered into an agreement to sell the corporate head office with an expected completion date of January 16, 2006 subject to the removal of certain conditions.  The Company recorded a write-down of $136,000 during the three months ended September 30, 2005 to reduce the carrying value of the head office site to its estimated net realizable value.  The sale of the corporate head office will assist to alleviate the existing cash flow situation.

As a result of these write-downs, the Company recorded a loss of $5.5 million, or $0.23 per basic share, for the nine months ended September 30, 2005.

RESULTS OF OPERATIONS

Revenue increased 67% to $4.5 million in the third quarter of 2005 from $2.7 million in the third quarter of the previous year.  This increase was the result of a larger volume of sales in the third quarter compared to the previous year as the Company had held off selling its inventory in the first six months of 2005.  Revenue fell 23% to $4.9 million for the first nine months of 2005 compared to $6.3 million for the same period in 2004.  The decrease in revenue for the first nine months was due to a decline in the selling price of ginseng.  The average selling price of bulk roots decreased to about $10 per pound in the first nine months of 2005 from about $23 per pound in the first nine months of 2004 and remains volatile. Most of the sales in 2004 were from contracts committed to in late 2003 or early 2004 when the selling price was high.

Cost of goods sold was 95% of sales revenue in the third quarter of 2005, compared to 64% in the previous year period.  Cost of goods sold was 96% of sales revenue in the first nine months of 2005 compared to 59% in the first nine months of 2004.  Cost of goods sold as a percentage of revenue is higher in 2005 due to the decrease in the selling price during 2005.

Gross margin was 5% of sales in the third quarter of 2005 and 4% in the first nine months of 2005 compared to gross margins of 36% and 41% for the same periods, respectively, in 2004.  The significant decrease was due to a 58% reduction in the average selling price in the first nine months of 2005 compared to the same period in 2004.  Most of the bulk root sales for the first nine months of 2005 were made on inventory that had been written down to its net realizable value thus garnering minimal or no margins.  The margin realized on the sales in the first nine months of 2005 was mostly from the sale of seeds harvested in the third quarter of 2005.

For the three months ended September 30, 2005, selling, general and administrative expenses decreased to $296,000 compared to $516,000 for the same period last year.  For the nine months ended September 30, 2005, selling, general and administrative expenses decreased to $1.1 million compared to $1.4 million for the same period in the previous year.  The reduction in both periods was due to cost cutting measures implemented by the Company.

Interest on short-term debt increased to $87,000 in the third quarter of 2005 from $28,000 in the third quarter of 2004 and increased to $258,000 in the first nine months of 2005 from $42,000 in the first nine months of 2004.  The increases in both periods were due to higher bank borrowings and the loan from More Growth Finance Limited, a fellow subsidiary of the Company's parent company Road King Infrastructure Limited, which resulted from lower sales revenue.

Interest on long-term debt of $25,000 was incurred during the three months and nine months ended September 30, 2005 due to a $1.5 million non-revolving term loan secured by the Company during the second quarter of 2005.

The Company recorded a write-down on inventory and crop costs of $5.5 million in the third quarter of 2005 and a total of $6.8 million in write-downs on inventory and crop costs for the nine months ended September 30, 2005.  These write-downs reduced the carrying value of inventory and crop costs to their estimated net realizable value.

The Company recorded a write-down of $136,000 during the three months ended September 30, 2005 to reduce the carrying value of the head office site, which it has agreed to sell, to its estimated net realizable value.

Other loss increased to $22,000 in the third quarter of 2005 compared to a gain of $26,000 in the third quarter of 2004.  Other loss increased to $282,000 in the first nine months of 2005 compared to a gain of $9,000 in the first nine months of 2004.  These increases were mainly a result of a previously deferred exchange loss that was realized when a long-term investment in a foreign subsidiary was partially repaid in the second quarter of 2005.

For the three months ended September 30, 2005, the Company incurred a net loss of $3.8 million, or $0.16 per basic share, compared to net earnings of $252,000, or $0.01 per basic share, for the three months ended September 30, 2004.  For the nine months ended September 30, 2005, the Company incurred a net loss of $5.5 million, or $0.23 per basic share, compared to net earnings of $740,000, or $0.03 per basic share, for the corresponding period last year.  The decrease in net earnings resulted primarily from the reduction of the gross margin on bulk root sales and the write-downs on inventory, crop costs and assets held for sale.

The Company did not declare any dividends on any class of shares during the nine months ended September 30, 2005 or for any period in the previous three fiscal years ended December 31, 2004.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2003 through September 30, 2005.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2005	2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	4,485	278	151	1,079	2,682	1,434	2,230	4,800

Operating (loss) profit	(5,828)	(1,646)	(608)	(1,073)	409	24	743	2,039

Net (loss) earnings	(3,833)	(1,309)	(386)	(660)	252	(18)	506	1,176

Net (loss) earnings per share:
Basic	(0.16)	(0.05)	(0.02)	(0.03)	0.01	(0.00)	0.02	0.08
Diluted	(0.16)	(0.05)	(0.02)	(0.03)	0.01	(0.00)	0.01	0.03

Ginseng crops are harvested in the fall of every year. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root and the relative strength of the Canadian dollar to the currency used by the customers.

The change in sales pattern over the last two years was mainly due to the strong Canadian dollar relative to the currencies used by the Company’s customers, who deferred purchasing decisions, as well as by the Company’s decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales until the price of ginseng stabilized. The net loss in the third quarter of 2005 included a write-down on inventory and crop costs of $5,529,000 and a $136,000 write-down of assets held for sale. The net loss in the second quarter of 2005 included a write-down of $1,139,000 on inventory.  The net loss in the first quarter of 2005 included a provision of $111,000 on crop costs incurred for cancelled sites in B.C.  The net loss in the 2004 fourth quarter included a write-down of $600,000 on inventory.

LIQUIDITY AND CAPITAL RESOURCES

The cash used in operations was $703,000 for the three months ended September 30, 2005, compared with $961,000 for the same period in 2004. The cash used in operations was $2.0 million for the nine months ended September 30, 2005 compared with $251,000 for the same period in 2004.  The significant decrease in cash from operations in the first nine months of 2005 was mainly due to the decrease in sales net of amounts uncollected and deposits received at the end of the respective periods.  The Company’s cash and cash equivalents as at September 30, 2005 was $262,000 compared to a balance of $89,000 at December 31, 2004, an increase of $173,000.

The working capital position of the Company at September 30, 2005 was a surplus of $669,000 compared to a surplus of $11.4 million at December 31, 2004. This decrease came about mainly because of the write-downs on inventory and ginseng crops to their estimated net realizable value and the increase in short-term borrowings and bank indebtedness used to finance the cultivation of ginseng crops in the current year.

Current and non-current crop cost expenditures before depreciation and interest totalled $6.4 million in the first nine months of 2005 compared to $7.1 million in the first nine months of 2004. This was due to the Company planting fewer acres in 2005 than it harvested in 2004 and due to the Company enacting cost saving measures.

As of September 30, 2005, the Company had drawn $6.16 million of the available $6.5 million revolving demand operating loan with a Canadian chartered bank.  During the three months ended June 30, 2005, the Company secured a $1.5 million non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank.  The term loan is secured by specific property of the Company. For the nine months ended September 30, 2005, the Company incurred interest of $25,000 which has been included in interest on long-term debt on the statement of operations.

On April 4, 2005 the Company established a revolving loan facility of HK$10,000,000 (approximately $1.6 million) from More Growth Finance Limited, a fellow subsidiary of the Company's parent company Road King Infrastructure Limited.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) as quoted by the lender.  The Company has incurred $39,000 of interest, for the nine months ended September 30, 2005 which has been included in interest on short-term debt on the statement of operations. The Company has fully drawn the loan facility which is due April 4, 2006.  Subsequent to the end of the quarter, the Company secured an additional HK$13,200,000 (approximately $2.0 million) from More Growth Finance Limited.  The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007.

As at September 30, 2005, the Company had received $130,000 in deposits from customers. These deposits are on orders that will be fulfilled in the fourth quarter of 2005.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months.  However, the Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continuing support of its major shareholder and creditors.  The Company is also committed to reducing discretionary expenditures to reducing the cash required for operations.  If the Company continues to experience delays in selling inventory and cash resources are insufficient to fund operations, the Company may seek to secure additional capital through additional credit facilities, the issuance of equity or the disposal of expendable assets.  There is no assurance that additional financing will be available on terms favourable to the Company or that the Company will be able to sell its inventory at a satisfactory price.

As at September 30, 2005, the Company had the contractual obligations and commercial commitments outlined in the chart below:

Contractual Obligations	Payments Due by Period
(Stated in Canadian Dollars)
	Total	Less Than One Year	1-3 Years	3-5 Years	After 5 Years
Long-term Debt	1,837,073	683,363	1,126,256	27,454	-

Operating Leases	100,851	49,086	51,765	-	-

Agricultural Land Leases	1,524,478	502,681	882,432	131,365	8,000

Total Contractual	3,462,402	1,235,130	2,060,453	158,819	8,000
Obligations

The following commitments are not included in the Contractual Obligations table above:

•

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of September 30, 2005;

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years.  The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

•

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  Accordingly, while the outcome cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTION

On April 4, 2005 the Company established a revolving, unsecured loan facility of HK$10,000,000 (approximately $1.6 million) from More Growth Finance Limited, a fellow subsidiary of the Company's parent company Road King Infrastructure Limited, to improve short-term cash flows.  The Company has fully drawn the loan facility, which is due April 4, 2006, and has incurred $39,000 of interest for the nine months ended September 30, 2005.

Subsequent to the end of the quarter, the Company secured an additional HK$13,200,000 (approximately $2.0 million) from More Growth Finance Limited.  The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007.

SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

As at the date of this report, the Company has 24,299,008 common shares outstanding at a book value of $31,170,628 and 10,399,149 preferred shares with a book value of $7,075,581. The Company also has outstanding 460,400 options to purchase common shares at $0.73 per share which expire in December 2008.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods.  Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Assets Held for Sale

The Company has entered into an agreement to sell the corporate head office with an expected completion date of January 16, 2006 subject to the removal of certain conditions.  The Company has recorded this asset as an asset held for sale and has determined its carrying value based on the selling price agreed to by the purchaser less the estimated expenditure arising from the sale.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment.  Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest.  The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

Property, Plant and Equipment

Due to the Company’s decision to discontinue planting in B.C., certain assets of the Company will not be used until their estimated useful life has expired.  Because of this, the Company has estimated the salvage value of those assets at the time that the Company will no longer require them.  For any assets that expect to have a net book value greater than the salvage value estimated by management, additional depreciation will be recorded to bring the net book value of those assets to a value equal to the estimated salvage value at the date of disposal.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates.  The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530.  This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components.  The Company is still assessing the impact that the adoption of this standard will have on the Company’s consolidated financial statements.

Foreign Currency Translation

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 which replaces Section 1650.  This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Investments

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 which replaces Section 3050.  This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Equity

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Hedges

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855.  This Section establishes standards for when and how hedge accounting may be applied.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers.  A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenue and receivables is denominated in U.S. dollars and Hong Kong dollars, and the Company is also exposed to foreign exchange risk through its net investment in a self-sustaining foreign subsidiary. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People’s Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004.  As a result, the Company anticipates that there could be an impact on the demand for and the prices of North American ginseng.

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar.  The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies.  However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, short-term borrowings, accounts payable and accrued liabilities, customer deposits and long-term debt. The carrying value of these instruments approximates their fair value.

Interest on the Company's line of credit, short-term borrowings and term loan are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory.  Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations.  The Company does not use derivative instruments to mitigate this risk.

OUTLOOK

The Company will remain focused on maximizing the yield and quality of its ginseng roots, as well as capitalizing on opportunities for sustainable growth, in order to achieve ongoing profitable operations.  The Company will continue cultivating in Ontario and will see its B.C. crops through to harvest.  The Company will also continue promoting its graded root and exploring opportunities to sell its bulk root products into new markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, William Zen, Chairman and Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

              “ William Zen”

_______________________________________

William Zen

Chairman and Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial nformation included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

                “Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.